UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act

DIVISION OF
CORPORATION FINANCE

04000907

January 7, 2004

Margaret M. Foran
Vice President – Corporate Governance
and Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-7-2004

Re: Pfizer Inc.
Incoming letter dated October 29, 2003

Dear Ms. Foran:

This is in response to your letter dated October 29, 2003 concerning the shareholder proposal submitted to Pfizer by Ravi Rozdon. We also have received letters from the proponent dated November 8, 2003 and December 31, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 16 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ravi Rozdon
121 West 72nd Street, Apt. 6D
New York, NY 10023

78003

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President - Corporate Governance
and Secretary

October 29, 2003

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: *Shareholder Proposal of Mr. Ravi Rozdon*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc., a Delaware corporation ("Pfizer" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Ravi Rozdon (the "Proponent"). The Proposal seeks to require the Company's board of directors and management to "supply all the information when asked by shareholders whether available to the public or not." If the board and management "feel that there is good cause" for not supplying such information to shareholders, "then they must explain the reason for not doing so." Moreover, "the information sought must be provided within thirty days of the receipt of the request." The Proposal and the Supporting Statement, which the Company received on November 6, 2002, are attached hereto as Exhibit A.[1]

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[1] The Proponent initially submitted two proposals to the Company for inclusion in the Company's proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). After the Company explained to the Proponent that Rule 14a-8(c) permits shareholders to submit no more than one proposal for a particular shareholders' meeting, the Proponent directed the Company to "include the first of the two proposals for printing next year. Keep the second one for printing in the following year's annual meeting." *See* Letter from the Proponent, dated November 22, 2002 (attached as

[Footnote continued on next page]

On behalf of the Company, I hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and the Supporting Statement from the 2004 Proxy Materials on the bases set forth below. I respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in my view that the Proposal and the Supporting Statement are excludable, or, in the alternative, require substantial revision.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal and the Supporting Statement from the 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or about March 13, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive 2004 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASES FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2004 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal grievance against the Company;

II. Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations; and

III. Rule 14a-8(i)(1), because the Proposal concerns matters that are not proper subjects for shareholder action.

In Staff Legal Bulletin No. 14 ("SLB No. 14"), the Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." As set forth

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[Footnote continued from previous page]

Exhibit B). As discussed below, the Proponent's first proposal was properly omitted from 2003 Proxy Materials, as the Staff concurred that it related to the redress of a personal grievance. In accordance with the Proponent's request, the Company reserved consideration of the second proposal for the 2004 Proxy Materials and refers only to the second proposal herein.

below, the Proposal has numerous elements that violate the Commission's proxy rules. Therefore, the entire Proposal, including the Supporting Statement, is excludable.

ANALYSIS

I. The Proposal Relates to the Redress of a Personal Grievance and Thus May Be Excluded under Rule 14a-8(i)(4).

The Proposal should be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(4) because it relates to the redress of the Proponent's personal grievance against the Company, the Company's board of directors and its officers. As noted above, another proposal submitted by the Proponent at the same time as this Proposal was properly excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(4). In a letter dated February 5, 2003, and attached as Exhibit C, the Staff concurred that Pfizer could exclude that proposal "as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large." *See Pfizer Inc.* (avail. Feb. 5, 2003). As explained in detail below, this Proposal relates to the same personal grievance against the Company as the proposal excluded in 2003.

Rule 14a-8(i)(4) permits exclusion of a proposal if it "relates to the redress of a personal claim or grievance against the company or any other person." The purpose of this rule, according to the Commission, is to prevent shareholders from abusing the shareholder proposal process in order to achieve personal ends that are not necessarily in the common interest of a company's shareholders generally. *See* Release No. 34-20091 (avail. Aug. 16, 1983).

Under Rule 14a-8(i)(4), the Staff has permitted companies to exclude proposals dealing with alleged company mistreatment of shareholders. In *U S WEST, Inc.* (avail. Feb. 22, 1999), for example, the company sought to exclude a proposal mandating that the board be censured for certain actions relating to the company's transfer agent and its treatment of shareholders. The company argued that the proponent was upset that the transfer agent had not backdated his purchase of company stock, and that the proposal was based on this personal grievance. Although the proposal was drafted in such a way that it appeared to concern a matter of general interest to shareholders, the Staff concurred that the company could exclude the proposal under Rule 14a-8(i)(4) as relating to the redress of a personal grievance. Similarly, in *SCANA Corp.* (avail. Mar. 8, 2000), the Staff permitted the exclusion of a proposal mandating that the company and its transfer agent "not show antagonism" to shareholders applying for nonresident alien status and aid shareholders in filling out specified tax forms, where the company provided evidence that the proponent had an outstanding dispute with the company concerning the subject of the proposal.

In the instant case, the Proponent's grievance stems from the Company's handling of his requests for information concerning a decision to not provide free product samples at the

Company's 2002 annual meeting. The Proponent wrote a letter to the Company on March 25, 2002, expressing his opinion that the Company's decision to donate the money it would have spent on product samples was "a poor one" and requesting information concerning: (1) samples distributed at previous annual meetings; and (2) the Company's decision not to hold its 2002 annual meeting in New York. The Proponent's March 25 letter is attached as Exhibit D. The Company responded in a letter dated May 3, 2002 (attached as Exhibit E).

The Proponent sent a subsequent letter, dated June 10, 2002 and attached as Exhibit F. The Proponent's June 10 letter: (1) stated that the Proponent was "surprised" that the Company did not respond earlier; (2) requested additional information regarding the Company's charitable donations, the number of shareholders who attended the Company's 2000, 2001 and 2002 annual meetings, and the items included in "gift bags" distributed to shareholders in 2000 and 2001; and (3) asking the Company's Vice President for Corporate Governance to distribute the Proponent's March 25 letter to the Company's directors and inform the Proponent when this was done. The Company responded on July 8, 2002 (Exhibit G), answering the Proponent's questions in a general manner and indicating that the Proponent's views would be shared with the Company's management.

The Proponent responded with a third letter on July 31, 2002 (Exhibit H), expressing "dismay" at the Company's "irreverent responses" and accusing the Company of "writing insolently." In addition, the July 31 letter requested responses to the Proponent's earlier questions, stating, "Now I am more inclined to find the information." The Proponent also requested that the Company either: (1) respond to the Proponent's specific questions; or (2) explain why it would not, send a copy of the Company's annual report, and send "the procedure on including stockholders' proposals in next year's annual report." Based on this language, it appears that the Proponent was attempting to compel the Company to meet his demands by threatening to submit a shareholder proposal in retaliation for an unsatisfactory response. This interpretation is further strengthened by the language at the end of the July 31 letter, requesting "advice on stockholders' rights" and "how to overcome corporations who refuse transparency." The Company responded to the Proponent's letter on September 25, 2002 (Exhibit I), attempting to answer his specific questions.

Apparently still dissatisfied with the Company's response, the Proponent drafted two shareholder proposals and enclosed them in a letter dated November 5, 2002. That letter, which is attached as Exhibit A, accuses the Company of intentionally misplacing a letter the Proponent allegedly sent in September 2002 and using "ruses, legal or otherwise, to get by from including the proposals in the material as I have desired." In that letter, the Proponent also states, "I am not at all satisfied with the manner in which Pfizer handles it[s] relations with stockholders, at least this one."

Since November 5, the Company has received two additional letters from the Proponent, one dated November 22, 2002, accusing the Company of misrepresenting the Commission's regulations (attached as Exhibit B), and the other dated December 11, 2002, requesting information on the Company's procedures for ensuring that incoming mail is not "lost, misplaced or removed" (attached as Exhibit J). In total, the Company and its officers have received six letters from the Proponent since March 2002.

The number, tone and content of the Proponent's six letters to the Company clearly demonstrate the Proponent's personal grievance against the Company and indicate that the Proponent filed the Proposal in an attempt to force the Company to respond to his specific questions (to his satisfaction) and distribute his letters to the Company's directors. Because the Proponent is abusing the shareholder proposal process to achieve these personal ends, the Proposal should be excluded in its entirety under Rule 14a-8(i)(4) as relating to the redress of the Proponent's personal grievance against the Company.

II. The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations and Thus May Be Excluded under Rule 14a-8(i)(7).

The Proposal and the Supporting Statement also may be excluded under Rule 14a-8(i)(7) because they encompass matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks to require the Company's board of directors and management to "supply all the information when asked by shareholders whether available to the public or not." If the board and management "feel that there is good cause" for not supplying such information to shareholders, "then they must explain the reason for not doing so." Moreover, "the information sought must be provided within thirty days of the receipt of the request."

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters "relating to the company's ordinary business operations." As the Commission noted in 1998, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). According to the 1998 Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and thus are not proper subjects for shareholder proposals.

A. <u>The Proposal Does Not Limit the Nature of Communications to Other than Ordinary Business.</u>

The Proposal is excludable under Rule 14a-8(i)(7) because it does not limit the nature of the communications contemplated by the Proposal to other than ordinary business matters. The Staff recently explained this distinction in the Staff's report entitled "Review of the Proxy Process Regarding the Nomination and Election of Directors" (the "Proxy Process Report"). *See* http://www.sec.gov/news/studies/proxyreport.pdf (avail. July 15, 2003).

* In *The Kroger Co.* (avail. Apr. 11, 2003), the Division of Corporation Finance denied a no-action request to exclude a shareholder proposal seeking the creation of a shareholder committee to communicate with the Kroger board about the subject matter of shareholder proposals approved but not implemented. In a footnote to the Proxy Process Report, the Staff noted that "the Division did not grant a no-action position to Kroger regarding exclusion of the proposal under the ordinary business exclusion, *as the proposal limited* the nature of the communications to *other than ordinary business matters*." Proxy Process Report at note 53 (emphasis added).

* In contrast, the Division granted a no-action position in *PeopleSoft, Inc.* (avail. Mar. 14, 2003) and *Advanced Fibre Communications, Inc.* (avail. Mar. 10, 2003), permitting the companies to exclude a shareholder proposal requesting that their boards establish an Office of the Board of Directors to enable direct communications between non-management directors and shareholders. According to the Proxy Process Report, the staff granted no-action relief to PeopleSoft and Advanced Fibre under the ordinary business exclusion because "*the proposals did not limit* the nature of the communications to *other than ordinary business matters*." Proxy Process Report at note 55 (emphasis added).

Here, the Proposal does not limit the nature of the communications to other than ordinary business matters. On the contrary, the Proposal requires the Company's board and management to supply "*all* the information when asked by shareholders whether available to the public or not" (emphasis added). The phrase "all the information" is not qualified. Similarly, the Supporting Statement refers to "information on matters related to the company"; it is not limited to matters outside ordinary business operations. As a result, the Proposal could require the board and management to supply information about any number of day-to-day business decisions. Because the Proposal does not limit the nature of the communications to other than ordinary business matters, it is excludable under Rule 14a-8(i)(7).

The Proposal is excludable even if some parts of the Proposal or Supporting Statement could be viewed as touching on significant policy issues (which the Company does not believe to be the case). The Staff repeatedly has concurred that a proposal may be excluded if it relates in part to ordinary business operations, even if it touches upon significant policy matters. For example, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred that under Rule 14a-8(i)(7) the company could exclude a proposal that recommended a number of potential mechanisms for increasing shareholder value. The Staff concluded that even though only two of the four mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal should be omitted. The Staff expressly noted that "although the proposal appears to address matters outside the scope of ordinary business, subparts 'c' and 'd' relate to E*TRADE's ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the

Commission if E*TRADE omits the proposal from its Proxy Materials in reliance on rule 14a-8(i)(7)." *See also Second Bancorp Inc.* (avail. Feb. 16, 2001); *General Electric Company* (avail. Feb. 10, 2000); *M&F Worldwide Corp.* (avail. Mar. 29, 2000); *The Warnaco Group, Inc.* (avail. Mar. 21, 1999); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999); *Kmart Corporation* (avail. Mar. 12, 1999); *Z-Seven Fund, Inc.* (avail. Nov. 3, 1999). Because the Proposal relates to ordinary business operations (improving shareholder communications), it is excludable under Rule 14a-8(i)(7).

B. The Proposal Relates to General Shareholder Communications Procedures.

The main objective of the Proposal is not to address any particular policy or to provide an avenue for shareholder feedback on matters before the Company's board or management, but rather is to promote communication generally between the board, management and shareholders. There is strong precedent that shareholder proposals addressing general shareholder communications come within the ambit of ordinary business operations.

As noted above, the Staff concurred in *PeopleSoft, Inc.* (avail. Mar. 14, 2003) and *Advanced Fibre Communications, Inc.* (avail. Mar. 10, 2003) that proposals requiring the establishment of an Office of the Board of Directors to enable communications between directors and shareholders could be excluded as relating to ordinary business operations. *See also Comverse Technology, Inc.* (avail. Sept. 8, 2003); *CheckFree Corporation* (avail. Sept. 8, 2003). In *PeopleSoft*, for example, the Staff concluded that there was some basis for excluding the proposal under Rule 14a-8(i)(7)" as relating to PeopleSoft's ordinary business operations (*i.e.*, procedures for enabling shareholder communications)." Similarly, in *Jameson Inns Inc.* (avail. May 15, 2001), the Staff concurred in the exclusion of a proposal urging the Jameson board of directors to "consider new ideas for improving shareholder communications," including allowing shareholders to ask questions during quarterly conference calls with management, making prompt disclosure of significant corporate events, and setting up a forum for shareholders to ask independent directors about conflicts of interest. In permitting the company to exclude the proposal, the Staff indicated that there was "some basis for [the] view that Jameson may exclude the proposal under Rule 14a-8(i)(7), as relating to its ordinary business operations (*i.e.*, procedures for improving shareholder communications)."

Here, the Proposal requires the board and management to supply "all the information" requested by shareholders. Like the proposals in *PeopleSoft*, *Advanced Fibre* and *Jameson Inns*, the Proposal relates to general procedures for enabling and improving shareholder communications.[2] For this reason, it relates to the Company's ordinary business operations and should be excluded under Rule 14a-8(i)(7).

III. The Proposal Is Not An Appropriate Matter for Shareholder Action under Delaware Law and Thus May Be Excluded under Rule 14a-8(i)(1).

The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is phrased in mandatory (rather than precatory) language and thus is not a proper subject for shareholder action under Delaware law. In this regard, the Proposal states that "the Board and Management is *directed* to supply" information when asked by shareholders (emphasis added). The Proposal is phrased in such a way that it would impose upon the board and management a mandatory obligation, not a recommendation or request.[3]

Rule 14a-8(i)(1) permits the exclusion of shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is organized under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the business and affairs of every corporation organized under the DGCL must be managed by or under the direction of a board of directors, except as otherwise provided in the DGCL or the company's certificate of incorporation.

Here, the Proposal would remove from the board any discretion to determine which information to supply to shareholders. Neither the DGCL nor the Company's certificate of incorporation removes this discretion from the board. The Proposal, therefore, would contravene the requirements of Delaware law. Moreover, it would infringe unlawfully upon the directors' responsibility under Delaware law to manage the business of the Company. Accordingly, it is my opinion that the Proposal is an improper matter for shareholder action under state law within the meaning of Rule 14a-8(i)(1).

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[2] The Proposal makes no reference to representing the interests of shareholders on matters under consideration by the board. In this regard, it is distinguishable from a line of Staff no-action letters denying relief under Rule 14a-8(i)(7) where the shareholder proposals explicitly concerned policy issues and specific matters before the board of directors. *See, e.g., The Kroger Co.* (avail. Apr. 11, 2003); *TRW Inc.* (avail. Feb. 12, 1990).

[3] The Company twice has notified the Proponent of this deficiency, in letters dated November 8, 2002 and November 15, 2002. In both letters, the Company explained the mandatory/precatory distinction and suggested that the Proponent revise the Proposal to comply with Delaware law. To date, the Proponent has not done so. The November 8 and November 15 letters are attached as Exhibit K and Exhibit L, respectively.

In the past, the Staff has permitted the exclusion of proposals phrased as binding on companies and their boards. In *Triarc Companies, Inc.* (avail. Apr. 22, 1999), for example, the Staff concluded that a proposal requiring the board of directors to engage a brokerage firm to investigate the sale of a company could be excluded under Rule 14a-8(i)(1). Alternatively, in SLB No. 14, the Staff stated that "[w]hen a proposal would be binding on the company if approved by shareholders, [the Staff] may permit the shareholder to revise the proposal to a recommendation or a request . . . ." As noted above, however, the Company already has notified the Proponent of this deficiency and has suggested that the Proponent revise the Proposal to comply with Delaware law. To date, the Proponent has not done so.

*****

In conclusion, the Proposal and the Supporting Statement contain numerous violations of the Commission's proxy rules. Many of these deficiencies are related to key elements of the Proposal and would not be easy to revise in order to bring the Proposal into compliance with the proxy rules.

Based on the foregoing analysis, I respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2004 Proxy Materials. I would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran

Margaret M. Foran, Esq.

Attachments

cc: Ravi Rozdon

EXHIBIT A

SHAREHOLDER PROPOSAL BY RAVI ROZDON

Ravi Rozdon

212-873-3661

121 West 72 Street, Apt. 6D
New York, NY 10023.
November 5, 2002.

Mr. Henry A. McKinnell, Chairman & C.E.O.
Pfizer, Inc.,
235 East 42 Street,
New York, NY 10017-5755.

Dear Mr. McKinnell,

I am enclosing a copy of two resolutions that I enclosed with a letter dated September 5, 2002 to the President, Pfizer. Kindly confirm promptly that the proposals will be included in the material to be sent for the next annual shareholders' meeting.

I had expected this confirmation a long time back, in September. Because of the silence for two months I am becoming concerned. I am not at all satisfied with the manner in which Pfizer handles it relations with stockholders, at least this one. I am becoming cautious that Pfizer may use ruses, legal or otherwise, to get by from including the proposals in the material as I have desired. Some companies may sit quietly on a letter received without acknowledging it, and if forced to respond, explain that they never received it or received it too late, beyond the deadline, and therefore are not obliged to include or respond.

Please remove such thoughts from my mind by explaining why my letter has remained unacknowledged also. I hope to hear from you soon.

Yours truly,

Ravi Rozdon.

2pfizer6

10087

9/05/2002.

Resolution 1.

Neither the Board nor the Management shall propose, authorize or execute any decision respecting any benefit that has or shall accrue to shareholders or other beneficiaries of Pfizer of any kind or nature, large or small, without first getting stockholders' consent through a resolution which shall be specific and limited to a particular benefit.

Explanation

Last year the Management informed us that those who will attend shareholders' meeting in Whippany, N.J. on April 25, 2002 will not receive samples of products made by the company because as stated in its Admission Ticket, "We are pleased to announce that this year, instead of distributing gift bags containing product samples to shareholders attending the Annual Meeting, a donation will be made by the Company to Employment Horizons, an organization that provides employment, training and job services to persons with disabilities and other disadvantages."

I am unaware of the total amount of this gift because the company has not divulged it. Large or small, I feel that the gifting of this nature should be allocated from the profits of the company or other funds allocated for charitable purposes, not in lieu of benefits to shareholders or other beneficiaries.

Passage of this resolution will guide them in the direction that shareholders want them to take. Therefore, I suggest that you vote for this resolution. I am sure that the Board and the Management will recommend you to vote against it because they would not want their power restricted. Part of their argument will likely be that the gift was not an entitlement anyway. But please consider what will happen if this type of decision is allowed to carry on in the future. Passage of this resolution will prevent them from deciding, for example, to allocate a part of your declared dividend income to go to another charity or national cause or a cause beneficial to the company without your consent.

Resolution 2

The Board and the Management is directed to supply all the information when asked by shareholders whether available to the public or not. If they feel that there is good cause for not supplying it to them then they must explain the reason for doing so.
The information sought must be provided within thirty days of the receipt of the request.

Reason.

It seems to me that the Board and the Management feel that shareholders are entitled to only the information that they choose to provide and under this presumption it is their prerogative to refuse it if we ask for it. In an era of transparency management Pfizer is sticking to the old tradition and must shake out of it. And do it immediately. It should inform government agencies as required. It should tell what the law requires it to tell the public. And it should provide shareholders also when they approach the company seeking information on matters related to the company. This resolution tells them that hiding information from shareholders, the owners, is bad thinking. They should change. Vote for the resolution.

EXHIBIT B

PROPONENT'S NOVEMBER 22, 2002
CORRESPONDENCE

Ravi Rozdon

212-873-3661

121 West 72 Street, Apt. 6D
New York, NY 10023.
November 22, 2002.

Ms Kathleen M. Ulrich,
Corporate Counsel, Legal Division,
Pfizer, Inc.,
235 East 42 Street, 7/35
New York, NY 10017-5755.

Dear Ms Ulrich,

I have answered several points of your letter dated November 15, in my letter of the same date to you.

What I need to answer now is the matter of two proposals. While the recommended number of proposals you inform me is one, I do not believe that SEC regulations prohibit printing more than one proposals at a time by the same stockholder. In other words, if I want to submit two and Pfizer Inc. does not object to it then it should be alright for my two proposals to be printed at the same time for the next year's meeting.

If, however, Pfizer Inc. would insist on being a stickler about it then include the first of the two proposals for printing next year. Keep the second one for printing in the following year's annual meeting.

Pfizer's answer indicating that it received all the letters except the critical September 5 letter accompanying the two proposals brought disillusion and doubt in me.

I'd like to know the steps that exist to assure that a letter received is not misplaced or destroyed intentionally or unintentionally after its receipt at Pfizer, Inc.

Yours truly,

Ravi Rozdon

2pfizer10

EXHIBIT C

SEC STAFF'S FEBRUARY 5, 2003
CORRESPONDENCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 5, 2003

Margaret M. Foran, Esq.
Vice President-Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Pfizer Inc.
Incoming letter dated December 20, 2002

Dear Mr. Fraser:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Pfizer by Ravi Rozdon. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Ravi Rozdon
121 West 72 Street, Apt. 6D
New York, NY 10023

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 20, 2002

The proposal seeks to prohibit the board and management from proposing, authorizing or executing "any decision respecting any benefit that has or shall accrue to shareholders or other beneficiaries of Pfizer" without first getting shareholder consent.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Sincerely,

Alex Shukhman
Attorney-Advisor

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President-Corporate Governance
and Secretary

December 20, 2002

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Ravi Rozdon
Securities Exchange Act of 1934-Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc., a Delaware corporation ("Pfizer" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Ravi Rozdon (the "Proponent"). The Proposal seeks to prohibit the Company's board of directors and management from proposing, authorizing or executing any decision with respect to "any benefit that has or shall accrue to shareholders or other beneficiaries of Pfizer of any kind or nature, large or small," without first getting the consent of shareholders. The Proposal and the Supporting Statement, which the Company received on November 7, 2002, are attached hereto as Exhibit A. 1/

The Proponent initially submitted two proposals to the Company for inclusion in the 2003 Proxy Materials. After the Company explained that Rule 14a-8(c) permits shareholders to submit no more than one proposal for a particular shareholders' meeting, the Proponent directed the Company to "include the first of the two proposals for printing next year. Keep the second one for printing in the following year's annual meeting." See Letter from the Proponent, dated November 22, 2002 (attached as Exhibit B). In accordance with the Proponent's request, the Company has removed the second proposal from consideration for the 2003 Proxy Materials and refers only to the first proposal herein.

On behalf of the Company, I hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials on the bases set forth below. I respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in my view that the Proposal and the Supporting Statement are excludable, or, in the alternative, require substantial revision.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or about March 13, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASES FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal and the Supporting Statement are vague and indefinite;

II. Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations;

III. Rule 14a-8(i)(1), because the Proposal concerns matters that are not proper subjects for shareholder action;

IV. Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal grievance against the Company; and

V. Rule 14a-8(i)(3), because the Proposal and the Supporting Statement contain false and misleading statements.

In Staff Legal Bulletin No. 14 ("SLB No. 14"), the Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." As set forth below, the Proposal has numerous elements that violate the Commission's proxy rules. Therefore, the entire Proposal, including the Supporting Statement, is excludable. In the alternative, the Proposal and the Supporting Statement need to be revised substantially in order to comply with the Commission's proxy rules.

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

The Proposal and the Supporting Statement are excludable under Rule 14a-8(i)(3), which allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). The Proposal and Supporting Statement are so vague and indefinite that they violate the Rule 14a-9 prohibition on false and misleading statements. In addition, the Proposal and the Supporting Statement may be excluded under Rule 14a-8(i)(6) because the Company is unable to determine what actions would be required by the Proposal and thus lacks the power to implement the Proposal.

As noted above, the Proposal seeks to prohibit the Company's board of directors and management from proposing, authorizing or executing any decision with respect to "any benefit that has or shall accrue to shareholders or other beneficiaries of Pfizer of any kind or nature, large or small," without first getting the consent of shareholders. Based on the language of the Proposal, the Company and its shareholders would be unable to determine: (1) the scope of "any benefit ... of any kind or nature, large or small" that has accrued or will accrue to shareholders; and (2) who is covered by the term "other beneficiaries of Pfizer."

The Supporting Statement provides little additional guidance with respect to the terms "any benefit" and "other beneficiaries of Pfizer." For example, although the Supporting Statement initially focuses on Pfizer product samples provided to shareholders at annual meetings, the last paragraph of the Supporting Statement appears to refer to broader "benefits" such as declared dividends. This is the only guidance with respect to "benefits" that both the shareholders, in deciding whether to vote for the Proposal, and the Company, in implementing the Proposal, would have. Moreover, the Company and its shareholders cannot reasonably determine, based on the language of the Supporting Statement, who the "other beneficiaries of Pfizer" would be. The term "other beneficiaries," which is not defined, could be interpreted to include not only indirect holders of Pfizer stock, but also end-users of Pfizer products, Pfizer employees, charities benefited by Pfizer donations, and even third-party beneficiaries of Pfizer contracts.

Under Rule 14a-8(i)(3), the Staff repeatedly has permitted registrants to exclude proposals that were so inherently vague and indefinite that neither the shareholders nor the company would be able to determine with reasonable certainty what actions were required by the proposals. In Bristol-Myers Squibb Co. (avail. Feb. 1, 1999), for example, the Staff concurred that a proposal requesting that shareholders refer certain plans to the board could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the shareholders would be unable to determine either the meaning of the proposal or the consequences of its implementation. Similarly, in Occidental Petroleum Corporation (avail. Feb. 11, 1991), the Staff concurred that a proposal relating to a company "buyback" of shares could be excluded because the proposal was so vaguely worded that the company would be unable to implement it. There, the Staff stated:

> There appears to be some basis for your position that the entire proposal may be excluded . . . as vague, indefinite and, therefore, potentially misleading. In arriving at this position the staff has noted that it is unclear exactly what action any shareholders voting for the proposal would expect the Company to take. Moreover, it is unclear what action the Company would be required to take if the proposal were adopted. The staff, therefore, believes that the proposal may be misleading because any action(s) ultimately taken by the Company upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal.

Here, it would be impossible for the Company or its shareholders to determine, based on the vague language of the Proposal and the Supporting Statement, what "benefits" and which "other beneficiaries of Pfizer" would be covered by the proposed prohibition on board and management action. Given these ambiguities, it is unclear what actions any shareholders voting for the Proposal would expect the Company to take and what actions the Company would be required to take if the Proposal were adopted. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by the Company upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." Occidental Petroleum Corp. (avail. Feb. 11, 1991).

In addition, the Proposal is excludable Rule 14a-8(i)(6) because it is so vague and ambiguous that the Company lacks the power to implement it. A company lacks the power or authority to implement a proposal under Rule 14a-8(i)(6) when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." International Business Machines Corp. (avail. Jan. 14, 1992). As noted above, the Proposal and the Supporting Statement are impossibly vague. The Proposal refers to "any benefit that has or shall accrue to shareholders or other beneficiaries of Pfizer of any kind or nature, large or small," and the Supporting Statement provides little additional guidance as to what "benefits" would be covered and which "other beneficiaries of Pfizer" are intended to benefit from the proposed actions. Because it would be impossible for the Company to determine what action should be taken under the Proposal, the Proposal may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(6).

II. The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations and Thus May Be Excluded under Rule 14a-8(i)(7).

The Proposal and the Supporting Statement also may be excluded under Rule 14a-8(i)(7). Rule 14a-8(i)(7) permits companies to exclude shareholder proposals that deal with "a matter relating to the company's ordinary business operations." As the Commission noted in 1998, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 34-40018 (avail. May 21, 1998) (the "1998 Release"). According to the 1998 Release:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Here, the Proposal seeks to restrict board and management decisions relating to "any benefit that has or shall accrue to shareholders or other beneficiaries of Pfizer of any kind or nature, large or small." As discussed below, the Proposal relates to the Company's ordinary business operations and therefore is excludable under Rule 14a-8(i)(7). This is true whether the Proposal is read narrowly (to relate only to Pfizer product samples distributed at annual meetings) or broadly (to encompass shareholder dividends, charitable contributions and employee compensation issues).

A. If Read Narrowly, the Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Relates to the Conduct of Annual Shareholders' Meetings.

The Proposal and the Supporting Statement appear, at least initially, to be directed at the Company's decision not to distribute Pfizer product samples at annual shareholders' meetings. The Staff has determined on several occasions, however, that proposals relating to the conduct of shareholders' meetings relate to a company's ordinary business operations and therefore may be excluded. In Mohawk Holdings, Inc. (avail. Mar. 5, 2001), for example, the Staff concurred that a proposal relating to the designation of a discussion room for shareholders at annual meetings could be omitted from the company's proxy statement under the ordinary business exclusion. Here, the Proposal relates to the Company's decision not to distribute samples to shareholders attending annual meetings. Therefore, the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

B. If Read Broadly, the Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Relates to the Declaration of Shareholder Dividends, Charitable Contributions and Employee Compensation Issues.

As noted above, the Proposal seeks to restrict board and management decisions relating to "any benefit that has or shall accrue to shareholders or other beneficiaries of Pfizer of any kind or nature, large or small." This language could be interpreted to cover such "benefits" as the declaration of shareholder dividends, contributions to not-for-profit groups and employee compensation. Even if the Proposal is read broadly to encompass these issues, it is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

Although the scope of the "benefits" covered by the Proposal is unclear, the Supporting Statement refers specifically to the allocation of declared dividends. The Staff consistently has recognized that decisions regarding the declaration and payment of dividends are a core management function and deal with matters relating to the conduct of a company's ordinary business operations. In Citigroup Inc. (avail. Feb. 7, 2001), for example, the Staff determined that a proposal requesting the institution of a dividend reinvestment plan could be excluded under Rule 14a-8(i)(7). Similar determinations were made in The Walt Disney Company (avail. Sept. 27, 1993); Bell South Corporation (avail. Jan. 26, 1993); and NYNEX Corporation (avail. Jan. 19, 1989). Here, the Proposal could be read to give shareholders the authority to approve or reject the payment of dividends. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the conduct of the Company's ordinary business operations.

In addition, the Supporting Statement refers to the Company's contributions to a particular charitable organization (Employment Horizons) and suggests that "giving of this nature" should be allocated from the Company's profits or other funds set aside for charitable purposes. It is well established that proposals regarding contributions to specific types of organizations may be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations. See, e.g., Comerica Incorporated (avail. April 17, 2000); Corning Incorporated (avail. Feb. 2, 2000); SW Corp. (avail. Feb. 1, 1999); Wells Fargo & Company (avail. Jan. 26, 1993); SCEcorp (avail. Feb. 20, 1992). Moreover, the Staff repeatedly has concurred that proposals may be excluded under Rule 14a-8(i)(7) even if they appear to affect a company's contributions to specific types of organizations only indirectly. For example, in Pacific Gas and Electric Company (avail. Jan. 22, 1997), the Staff concurred in the exclusion of a proposal criticizing company contributions to the Mexican American Legal Defense and Education Fund and requiring the company to report on contributions to organizations "whose overall purpose and aim is not consistent with the Corporate Community Development Program." Here, the Supporting Statement refers to the Company's donations to Employment Horizons and asserts that "gifting of this nature" should be allocated differently by the Company. Because the Proposal relates to contributions to a specific type of organization, it is excludable under Rule 14a-8(i)(7).

Finally, the Proposal and the Supporting Statement could be read to encompass matters relating to employee compensation. As noted above, it is not clear whether Pfizer employees would be considered "other beneficiaries of Pfizer" under the Proposal. If the Proposal were read broadly to cover employees as beneficiaries, the term "any benefit" necessarily would include employee compensation. On this point, the Staff repeatedly has determined that the compensation of non-executive employees relates to the conduct of ordinary business operations, and that fixing the amount and scope of employee compensation and benefits falls within the purview of management. As a result, the Staff has concurred in the exclusion of employee compensation and benefit-related shareholder proposals on numerous occasions. See, e.g., Xerox Corporation (avail. Mar. 31, 2000) (permitting the exclusion of a proposal to require target levels of compensation and benefits for employees); The Walt Disney Company (avail. Oct. 26, 1999) (permitting the exclusion of a proposal to require the board of directors to create an employee stock ownership plan in which all employees would participate); Avery-Dennison Corporation (avail. Nov. 29, 1999) (permitting the exclusion of a proposal calling for a cost-of-living increase for pension plan participants); General Motors Corporation (avail. Mar. 23, 1999) (permitting the exclusion of a proposal to require that all employees be provided with certain time-off and childcare benefits). As the Staff has concluded, decisions about employee compensation relate to ordinary business operations and are not proper subjects for shareholder action. For this reason, the Proposal (if read broadly to encompass such decisions) is excludable under Rule 14a-8(i)(7).

III. The Proposal Is Not An Appropriate Matter for Shareholder Action under Delaware Law and Thus May Be Excluded under Rule 14a-8(i)(1).

The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is phrased in mandatory (rather than precatory) language and thus is not a proper subject for shareholder action under Delaware law. As noted above, the Proposal would require the Company's board and management to get *shareholders'* consent before proposing, authorizing or executing any decision respecting benefits that have accrued or will accrue to shareholders and other beneficiaries. The Proposal is phrased in such a way that it would impose upon the board and management a mandatory prohibition, not a recommendation or request.2

Rule 14a-8(i)(1) permits the exclusion of shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is organized under the laws of the State of Delaware. Section 141 (a) of the Delaware General Corporation Law (the "DGCL") provides that the business and affairs of every corporation organized under the DGCL must be managed by or under the direction of a board of directors, except as otherwise provided in the DGCL or the company's certificate of incorporation. In addition, Section 170 of the DGCL grants the power to declare and pay dividends to the directors and such other persons as may be specified in the certificate of incorporation.

Here, as noted above, the Proposal would remove from the board any discretion to allocate dividends, make charitable contributions, and approve or reject any other "benefits" without shareholder consent. Neither the DGCL nor the Company's certificate of incorporation gives the Company's shareholders the power to approve or reject the allocation of dividends, charitable contributions, and other "benefits." To require shareholder approval for such actions, therefore, would contravene the requirements of Delaware law. Moreover, removing such discretion from the Company's board would infringe unlawfully upon the directors' responsibility under Delaware law to manage the business of the Company. Accordingly, it is my opinion that the Proposal is an improper matter for shareholder action under state law within the meaning of Rule 14a-8(i)(1).

In the past, the Staff has permitted the exclusion of proposals phrased as binding on companies and their boards. In Triarc Companies, Inc. (avail. Apr. 22, 1999), for example, the Staff concluded that a proposal requiring the board of directors to engage a brokerage firm for the purpose of investigating the sale of a company was excludable as improperly limiting the authority of the board of directors. Alternatively, in SLB No. 14, the Staff stated that "[w]hen a proposal would be binding on the company if approved by shareholders, [the Staff] may permit the shareholder to revise the proposal to a recommendation or a request ...." As noted above, however, the Staff also stated in SLB No. 14 that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy

2 The Company has twice notified the Proponent of this deficiency, in letters dated November 8, 2002 and November 15, 2002. In both letters, the Company explained the mandatory/precatory distinction and suggested that the Proponent revise the Proposal to comply with Delaware law. To date, the Proponent has not done so. The November 8 and November 15 letters are attached as Exhibit C and Exhibit D, respectively.

rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." Because the Proposal and Supporting Statement would require detailed and extensive editing in order to bring them into compliance with Rule 14a-8, it is appropriate for the Company to exclude the Proposal and Supporting Statement.

Alternatively, if the Staff does not concur that the Proposal should be excluded in its entirety, the Proposal needs to be substantially revised in order to comply with Rule 14a-8(i)(1) and the Commission's other proxy rules.

IV. The Proposal Relates to the Redress of a Personal Grievance Against the Company and Thus May Be Excluded under Rule 14a-8(i)(4).

The Proposal should be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(4) because it relates to the redress of the Proponent's personal grievance against the Company and the Company's officers. Rule 14a-8(i)(4) permits exclusion "if the proposal relates to the redress of a personal claim or grievance against the company or any other person." The purpose of this rule, according to the Commission, is to prevent shareholders from abusing the shareholder proposal process in order to achieve personal ends that are not necessarily in the common interest of a company's shareholders generally. See Exchange Act Release No. 34-20091 (avail. Aug. 16, 1983).

Under Rule 14a-8(i)(4), the Staff has permitted companies to exclude proposals dealing with alleged company mistreatment of shareholders. In US WEST, Inc. (avail. Feb. 22, 1999), for example, the company sought to exclude a proposal mandating that the board be censured for certain actions relating to the company's transfer agent and its treatment of shareholders. The company argued that the proponent was upset that the transfer agent had not backdated his purchase of company stock, and that the proposal was based on this personal grievance. Although the proposal was drafted in such a way that it appeared to concern a matter of general interest to shareholders, the Staff concluded that the company could exclude the proposal under Rule 14a-8(i)(4) as relating to the redress of a personal grievance. Similarly, in SCANA Corp. (avail. Mar. 8, 2000), the Staff permitted the exclusion of a proposal mandating that the company and its transfer agent "not show antagonism" to shareholders applying for nonresident alien status and aid shareholders in filling out specified tax forms, where the company provided evidence that the proponent had an outstanding dispute with the company concerning the subject of the proposal.

The Proponent's personal grievance against the Company appears to stem from the Company's decision not to provide free product samples at the Company's 2002 annual meeting. The Proponent first wrote a letter to the Company on March 25, 2002, expressing his opinion that the Company's decision to donate the money it would have spent on product samples was "a poor one." In his March 25 letter, which is attached as Exhibit E, the Proponent also requested information concerning: (1) samples distributed at previous annual meetings; and (2) the Company's decision not to hold its 2002 annual meeting in New York. The Company responded in a letter dated May 3, 2002 (attached as Exhibit F).

The Proponent then sent another letter, dated June 10, 2002 and attached as Exhibit G. The Proponent's June 10 letter: (1) stated that the Proponent was "surprised" that the Company did not respond earlier; (2) requested additional information regarding the Company's charitable donations, the number of shareholders who attended the Company's 2000, 2001 and 2002 annual meetings, and the items included in "gift bags" distributed to shareholders in 2000 and 2001; and (3) asking the Company's Vice President for Corporate Governance to distribute the Proponent's March 25 letter to the Company's directors and inform the Proponent when this was done. The Company responded on July 8, 2002 (Exhibit H), answering the Proponent's questions in a general manner and indicating that the Proponent's views would be shared with the Company's management.

The Proponent responded with yet another letter on July 31, 2002 (Exhibit I), expressing "dismay" at the Company's "irreverent responses" and accusing the Company of "writing insolently." In addition, the July 31 letter requested responses to the Proponent's earlier questions, stating, "Now I am more inclined to find the information." The Proponent also requested that the Company either: (1) respond to the Proponent's specific questions; or (2) explain why it would not, send a copy of the Company's annual report, and send "the procedure on including stockholders' proposals in next year's annual report." Based on this language, it appears that the Proponent was attempting to compel the Company to meet his demands by threatening to submit a shareholder proposal in retaliation for an unsatisfactory response. This interpretation is further strengthened by the language at the end of the July 31 letter, requesting "advice on stockholders' rights" and "how to overcome corporations who refuse transparency." The Company responded to the Proponent's letter on September 25, 2002 (Exhibit J), attempting to answer his specific questions.

Apparently still dissatisfied with the Company's response, the Proponent drafted two shareholder proposals and enclosed them in a letter dated November 5, 2002. This letter, which is attached as Exhibit A, accuses the Company of intentionally misplacing a letter the Proponent allegedly sent in September 2002 and using "ruses, legal or otherwise, to get by from including the proposals in the material as I have desired." The first proposal related to shareholder benefits and is referenced herein as the Proposal. The second proposal accused the Company of withholding information from shareholders and directed the Board and Management to "supply all the information when asked by shareholders whether available to the public or not." As noted above, the second proposal has been removed from consideration for the 2003 Proxy Materials pursuant to Rule 14a-8(c) and the Proponent's direction.

Paragraph 2 of the Supporting Statement contains the statement, "I am unaware of the total amount of this gift because the company has not divulged it." This statement, which suggests that the Company conceals or withholds information pertaining to charitable donations, is blatantly false. In fact, the Company specifically disclosed to the Proponent, in a letter dated September 25, 2002, that the referenced donation to Employment Horizons totaled $15,000. The September 25 letter is attached as Exhibit J. Moreover, the Company disclosed in its 2002 proxy statement that it would be making a donation to Employment Horizons in lieu of distributing product samples to shareholders. The Company prides itself on being a leader in corporate philanthropy, with over $400 million in product and cash donations in 2001. The Company maintains a website, http://www.pfizer.com/pfizerinc/philanthropy/, explaining its philanthropic activities, with detailed descriptions of various not-for-profit programs supported by the Company and its employees. Any insinuation that the Company improperly withholds information regarding its charitable donations improperly impugns the reputation of the Company and has no basis in fact.

Paragraph 3 of the Supporting Statement asserts that "the Board and the Management will recommend you to vote against [the Proposal] because they would not want their power restricted." The Proponent provides no factual support for this inflammatory statement, which impugns the integrity of the Company's board and management by insinuating that they would act in a manner deliberately contrary to the interests of shareholders. At best, this statement represents the unsubstantiated personal opinion of the Proponent; at worst, it is deliberately misleading. The Company believes that this statement violates Rule 14a-9 because it could mislead shareholders to believe that the Company's board and management are improperly motivated.

Note (b) to Rule 14a-9 states that "misleading" material includes that which "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions representing the unsubstantiated personal opinion of a shareholder traditionally have been viewed as excludable under this provision. See, e.g., Detroit Edison Co. (avail. Mar. 4, 1983) (statements implying that the company engaged in improper "circumvention of. . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)). The false and misleading statements contained in the Supporting Statement are precisely the type of statements prohibited by Rule 14a-9 and Note (b). For this reason, it is proper to exclude the Supporting Statement in its entirety. In the alternative, the Supporting Statement needs to be revised substantially in order to comply with the Commission's proxy rules.

Since November 5, the Company has received two additional letters from the Proponent (attached as Exhibit B and Exhibit K), one dated November 22, 2002 and accusing the Company of misrepresenting the Commission's regulations, and the other dated December 11, 2002 and requesting information on the Company's procedures for ensuring that incoming mail is not "lost, misplaced or removed."

In total, the Company and its officers have received six letters from the Proponent since March 2002. The Company believes that the number, tone and content of these letters clearly indicate the Proponent's personal grievance against the Company and its officers and indicate that the Proponent filed the Proposal in an attempt to force the Company to comply with the Proponent's demands. For these reasons, the Proposal should be excluded in its entirety under Rule 14a-8(i)(4) as relating to the redress of the Proponent's personal grievance against the Company.

V. The Supporting Statement is False and Misleading in Violation of Rule 14a-9 and Thus May Be Excluded in Its Entirety under Rule 14a-8(i)(3).

The Supporting Statement also may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because it contains statements that are materially false and misleading in violation of Rule 14a-9. Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement that "at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In addition to the text of the Proposal being false and misleading due to its vagueness (see Part I, above), the Supporting Statement contains many false and misleading statements.

A. The Supporting Statement Includes Several Unsubstantiated Opinions That Are Phrased as Facts, Rendering the Proposal Materially False or Misleading.

Paragraph 2 of the Supporting Statement seems to imply that the Company's decisions to make charitable donations (rather than distribute product samples to shareholders) do not benefit the Company's shareholders. This implication is misleading and impugns the reputation of the Company and its board of directors by suggesting that the Company has acted contrary to the interests of shareholders. The Company's philanthropic activities not only benefit the charities to which the donations are made, but also further the Company's business interests and build shareholder value. In fact, making charitable donations may convey significant benefits upon the Company's shareholders. The Proponent's implication of an improper motive on the part of the Company represents his own, unsubstantiated personal opinion and has no foundation in fact.

B. Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

In order to make the materially false and misleading statements in the Proposal and Supporting Statement not misleading, the Proponent may be required to explain further certain concepts, recast his statements as opinions, and provide support for some of his assertions. Any of these requirements might push the Proposal and Supporting Statement over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use the limit as an excuse for making materially false and misleading statements. See, e.g., Xcel Energy, Inc. (avail. Feb. 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); Halliburton Co. (avail. Jan. 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

C. Any Revision to the Proposal and the Supporting Statement Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

As discussed in Parts I, II, III, IV and V, there is ample support for exclusion of the Proposal and the Supporting Statement. As the Staff noted in SLB No. 14, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." If the Staff were to depart from SLB No. 14 in responding to this letter, the Proposal and Supporting Statement nonetheless would need to be substantially revised before they could be included in the 2003 Proxy Materials.

If the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal and Supporting Statement within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that any revised Proposal must satisfy the 500-word limitation set forth in Rule 14a-8(d). I believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

In conclusion, the Proposal and the Supporting Statement contain numerous violations of the Commission's proxy rules. Many of these deficiencies are related to key elements of the Proposal and would not be easy to revise in order to bring the Proposal into compliance with the proxy rules.

Based on the foregoing analysis, I respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2003 Proxy Materials. I would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran, Esq.

Attachments

cc: Ravi Rozdon

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

EXHIBIT D

PROPONENT'S MARCH 25, 2002
CORRESPONDENCE

Ravi Rozdon

212-873-3661

121 West 72 Street, Apt. 6D
New York, N.Y. 10023.
March 25, 2002.

Mr. Henry A. McKinnell
Chairman & C.E.O.,
Pfizer, Inc.,
235 East 42 Street,
New York, N.Y. 10017.

Dear Mr. McKinnell,

The decision of the Pfizer's Board not to give gift bags to the shareholders who will attend the meeting on April 25 and instead to give comparable money to Employment Horizons is a poor one. I think that you should reverse it and arrange to give them to the attendees this year.

First, I think that the Board did not seek shareholders' view on it before the decision, which it should have.

Second, if the Board wants to be generous, it should allocate funds from the company itself, not from shareholders' goodies.

Third, could you please tell me what was given in its shareholders' meeting last time it was held in New York ? I do not recall that anything was given. If the company did give and I am wrong, then please send me some samples of memory pills immediately. If I am right, then I suggest that the Board members should be given sufficient quantity to not make a mistake like that again.

Fourth, could you tell me why, when the head office is in New York City, the Board decided to hold the meeting in Whippany, N.J., not in the metropolis where it is convenient to come as well as the attraction to attend ?

Yours truly,

Ravi Rozdon.

pfizer

EXHIBIT E

COMPANY'S MAY 3, 2002
CORRESPONDENCE

May 3, 2002

Mr. Ravi Rozdon
121 West 72 Street, Apt. 6D
New York, NY 10023

Dear Mr. Rozdon:

Thank you for your recent letter to Dr. McKinnell, which has been forwarded to me for reply. I will do my best to address your concerns.

First, allow me to explain our Company's philosophy regarding charitable giving. As a global leader in health care, we consider it our responsibility and privilege to strive to help people live longer, healthier and more productive lives. Pfizer has a strong tradition of corporate citizenship and philanthropy. We believe that corporate support of deserving charitable causes is not only a worthy end in itself, but is also a means of furthering Pfizer's business interests and building shareholder value. Philanthropic programs and donations create good will, strengthen Pfizer's image, reinforce employee morale, articulate our values and priorities, and improve the communities in which we do business.

The Company's decision to make a charitable donation in lieu of Annual Meeting gift bags was made after careful consideration. Some shareholders, like yourself, were understandably disappointed, but we thought on balance it would be more meaningful if we donated the cost of the bags to a charity such as Employment Horizons. This organization provides a unique and valuable service to the New York metropolitan area, and particularly the Morris County community, by providing jobs for people who might otherwise be unemployable.

The Pfizer Annual Meeting was last held in New York in April 2000, and that year we distributed small bags of consumer products to shareholders who attended the meeting. Since that time, we have been rotating the location of the Annual Meeting to sites either on or close to major Pfizer facilities. Last year, for instance, we held our Annual Meeting at our Groton, Connecticut research facility. This year, the meeting was held in Whippany, New Jersey at a site in close proximity to our Morris Plains Consumer Products facility.

Again, thank you for your interest in Pfizer and for sharing your views with us.

Sincerely,

Margaret M. Foran

cc: Henry A. McKinnell
C. L. Clemente

EXHIBIT F

PROPONENT'S JUNE 10, 2002
CORRESPONDENCE

Ravi Rozdon

212-873-3661

121 West 72 Street, Apt. 6D
New York, N.Y. 10023.

June 10, 2002

Ms. Margaret M. Foran
Vice President - Corporate Governance
Pfizer Inc.
235 East 42 Street
New York, N.Y. 10017-5755.

Dear Ms. Foran,

I appreciated receiving your reply dated May 3, 2002 though I am a bit surprised that it took five weeks to respond.

Please let me have the following information:

1. What was the total amount or equivalent in dollars that was donated to Employment Horizons ?
2. Was donation given to anyone else this year ?
2. Of this amount, what share in number belonged to each, the a) shareholders, b) Pfizer, c) Directors ?
3. What was the tally of stockholders present at the 2000 meeting in New York, 2001 meeting in Groton, Conn. and 2002 meeting held in Whippany. N.J. ?
4. What items were included in the gift bags given out to stockholders in the meetings in the years 2000 and 2001 ?
5. I would like my letter of March 25 be circulated among all the members of the Board. Please let me know if you would do it, and when.

Yours truly,

pfizer1

EXHIBIT G

COMPANY'S JULY 8, 2002
CORRESPONDENCE

Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President - Corporate Governance
and Assistant Secretary

July 8, 2002

Mr. Ravi Rozdon
121 West 72 Street, Apt. 6D
New York, NY 10023

Dear Mr. Rozdon:

Thank you for your recent letter responding to our letter to you of May 3.

Rather than address each of your questions and concerns individually, I will answer your letter in a general manner. Our philanthropic activities are extensive, fair and consistent. All donations to appropriate organizations and communities are made after serious consideration and careful analysis.

As a shareholder, your comments are important to us. Although you may not be entirely satisfied with our response, please be assured that your views have most certainly been heard and will be shared with other members of management.

Sincerely,

Margaret M. Foran

Margaret M. Foran

EXHIBIT H

PROPONENT'S JULY 31, 2002
CORRESPONDENCE

RECEIVED
MARGARET M. FORAN

Ravi Rozdon

212-873-3661

121 West 72 Street, Apt. 6D
New York, N.Y. 10023.

July 31, 2002.

Mr. Henry A. McKinnell
Chairman & C.E.O.,
Pfizer, Inc.,
235 East 42 Street,
New York, N.Y. 10017-5755.

Dear Mr. McKinnell,

I asked Pfizer to communicate a message from me to the Board. It did not do so.

I asked Pfizer for some data. It did not provide it.

Instead, Pfizer wrote irreverent responses, which dismayed me.

Since this was done under your Chairmanship, I presume that the contents of the two letters had your imprimatur.

Letters like these do not generate confidence. They dilute it. My ten years' pride and confidence dwindled on reading their contents. They cautioned me that there is something not right. Otherwise I see no reason for Pfizer writing insolently.

Now I am more inclined to find the information.

Please send me answers to all the five questions I asked in my letter dated June 10, 2002, copy printed in the back.

If Pfizer does not do so, please explain why.

In that case please send the following:

1. A copy of the last annual report.
2. Procedure on including stockholders' proposals in next year's annual report.

Yours stockholder,

Ravi Rozdon.

copy: Mr. Harvey Pitt, Chairman,
U.S. Security & Exchange Commission,
Washington D.C.

With request for: (i) Advise on stockholders' rights.
(ii) How to overcome corporations who refuse transparency.

pfizer2

EXHIBIT I

COMPANY'S SEPTEMBER 25, 2002
CORRESPONDENCE

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Pfizer

Margaret M. Foran
Vice President-Corporate Governance
and Secretary

September 25, 2002

Mr. Ravi Rozdon
121 West 72 Street, Apt. 6D
New York, NY 10023

Dear Mr. Rozdon:

Thank you for your recent letter responding to our letters to you of July 8 and May 3. We regret that you were not satisfied with our earlier responses. I will do my best to take this opportunity to respond directly to each of your questions.

1. A modest donation of $15,000 was made to Employment Horizons in April 2002, in lieu of the costs associated with distributing gift bags at the Annual Meeting.

2. As the world's leading corporate donor, Pfizer donates to a great number of deserving organizations each year.

3. Pfizer's cash and product donations are made either directly by Pfizer Inc. or through The Pfizer Foundation, an independent charitable organization established by Pfizer Inc. In 2001, Pfizer's cash contributions totaled $44.1 million. The Pfizer Foundation donated $26.1 million. Pfizer also gave $376.7 million in product donations to patients in need throughout the world. The members of our Board of Directors are eligible to participate in the Pfizer Foundation's Matching Gifts program. Through this program, the Foundation matches contributions made by Pfizer directors, employees, and retirees to qualified non-profit organizations, up to an annual maximum of $15,000 per individual.

4. Approximately 1,500 shareholders attended our Annual Meeting in 2000, approximately 1,000 attended in 2001, and approximately 500 attended in 2002.

5. The gift bags distributed at our Annual Meetings in 2000 and 2001 contained a small assortment of some of the consumer products marketed by Pfizer during those years. Those products included, for example, Ben-Gay, Visine, Lubriderm and Listerine. *

6. Your letter of March 25 was received and read by the Chairman of the Board. Your concerns were duly noted, and your letter was forwarded to me for reply. While your letters, as well as all letters sent to us by shareholders, are important to us, as a rule they are not forwarded to the Board.

I trust this response has sufficiently addressed each of your concerns. If you would like any further clarification, or if you have any additional questions, please feel free to contact me directly.

Sincerely,

Margaret M. Foran

cc: Henry A. McKinnell

*** I am enclosing a sample of the gift bag that was distributed to shareholders at the 2001 Annual Meeting. I hope you will enjoy using both the products and the "cooler" bag. A copy of our Annual Report is also enclosed.**

EXHIBIT J

PROPONENT'S DECEMBER 11, 2002
CORRESPONDENCE

Ravi Rozdon

212-873-3661

121 West 72 Street, Apt. 6D
New York, NY 10023.
December 11, 2002.

Ms Kathleen M. Ulrich,
Corporate Counsel, Legal Division,
Pfizer, Inc..
235 East 42 Street, 7/35
New York, NY 10017-5755.

Dear Ms Ulrich,

I am waiting for the confirmation that my proposals will be printed in the material for voting by Pfizer's stockholders in 2003.

Your letter dated December 2 does not answer the question I had asked in my letter of November 22. If I did not make myself clear, I apologize. I had asked to explain the *system* that is in place to insure that mail received at Pfizer Inc. is not lost, misplaced or removed. For example, in some offices, incoming mail is first stamped, dated, the department it is addressed to, person it is addressed to and the topic are entered in a log. Then it is sent to the person or department. Others have less stringent requirements. Some have none.

I therefore again request you to respond to my question by laying out the procedure on incoming mail that Pfizer practices. If there is none, please say so.

I look forward to hearing very soon from you on these two items.

Yours truly,

Ravi Rozdon.

2pfizer11

EXHIBIT K

COMPANY'S NOVEMBER 8, 2003
CORRESPONDENCE

Legal Division
Pfizer Inc
235 East 42nd Street 7/35
New York, NY 10017-5755
Tel 212 733 2076 Fax 212 573 1853
Email kathy.ulrich@pfizer.com

Pfizer

Kathleen M. Ulrich
Corporate Counsel-Corporate Governance
and Assistant Secretary

November 8, 2002

VIA FEDERAL EXPRESS

Mr. Ravi Rozdon
121 West 72 Street, Apt. 6D
New York, NY 10023

Dear Mr. Rozdon:

Re: Shareholder Proposals

Dear Mr. Rozdon:

This is to acknowledge receipt of your undated proposals to Pfizer Inc., which were received by us on November 7, 2002. We are sending this letter in accordance with the requirements of SEC Rule 14a-8, which governs shareholder proposals.

Rule 14a-8 requires that we notify you in writing of any procedural or eligibility deficiencies in your letter, as well as the time frame for your response. Accordingly, we wish to advise you of the following:

- We have verified that you are a record holder of Pfizer stock. However, Rule 14a-8 also requires that you provide us with a written statement that you intend to continue to hold at least $2,000 in market value of the Company's Common Stock through the date of our 2003 Annual Meeting of Shareholders.
- As required by Rule 14a-8, we also wish to advise you that your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.
- With respect to the resolutions, the mandatory manner in which they are phrased ("neither the Board nor Management shall propose..." "The Board and Management is

directed...") could be deemed to be improper under state law since it impinges on the discretionary authority granted to the Board under Section 141 of the Delaware General Corporation Law. To avoid this consequence, the resolutions should be in the form of a request or a recommendation to the Board of Directors (e.g. "The shareholders *request* that the Board of Directors ...").

We have corresponded with you over the past several months regarding the concerns that you express in the proposals, and we thought that we had addressed these concerns. We would very much like the opportunity to have a constructive dialogue with you to try to respond to any remaining questions that you may have regarding these matters. Please call me at (212) 733-2076 or, in my absence, Margaret M. Foran at (212) 733-4802 so that we may arrange a time for such discussion.

Sincerely,

Kathy Ulrich

Kathleen Ulrich

Cc: Peggy Foran

EXHIBIT L

COMPANY'S NOVEMBER 15, 2003
CORRESPONDENCE

Pfizer Inc
235 East 42nd Street 7/35
New York, NY 10017-5755
Tel 212 733 2076 Fax 212 573 1853
Email kathy.ulrich@pfizer.com

Kathleen M. Ulrich
Corporate Counsel-Corporate Governance
and Assistant Secretary

November 15, 2002

VIA FEDERAL EXPRESS

Mr. Ravi Rozdon
121 West 72 Street, Apt. 6D
New York, NY 10023

Dear Mr. Rozdon:

Re: Shareholder Proposals

Dear Mr. Rozdon:

This letter supplements our letter to you dated November 8, 2002. It includes the information that we previously provided to you pursuant to the requirements of SEC Rule 14a-8, which governs shareholder proposals, and also provides further information regarding additional procedural or eligibility deficiencies contained in your November 7, 2002 letter. We have reviewed our files and do not have any record of receiving the September 5, 2002 letter that you referenced in your November 7, 2002 letter.

As previously noted:

- We have verified that you are a record holder of Pfizer stock. However, Rule 14a-8 also requires that you provide us with a written statement that you intend to continue to hold at least $2,000 in market value of the Company's Common Stock through the date of our 2003 Annual Meeting of Shareholders. You should provide us with this written statement.

- With respect to the resolutions, the mandatory manner in which they are phrased ("neither the Board nor Management shall propose..." "The Board and Management is directed...") could be deemed to be improper under state law since it impinges on the discretionary authority granted to the Board under Section 141 of the Delaware General Corporation Law. To avoid this consequence, we recommend that your resolutions should be in the form of a request or a recommendation to the Board of Directors (e.g. "The shareholders *request* that the Board of Directors ...").

In addition,

- It appears that you have submitted two shareholder proposals. Rule 14a-8(c) permits each shareholder to "submit no more than one proposal to a company for a particular shareholders' meeting". Therefore, you should reduce your proposals to one proposal to cure the deficiency as required by rule 14a-8(f).

As previously indicated, as required by Rule 14a-8, we also wish to advise you that your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. In order for us to consider your proposal, you need to respond to each of the items within 14 days of receiving this letter.

If you have any questions, please call me at (212) 733-2076 or, in my absence, Margaret M. Foran at (212) 733-4802.

Sincerely,

Kathy Ulrich

Kathleen Ulrich

Cc: Peggy Foran

Lee, Grace

To: Gumbs, Keir

Subject: RE: Ravi Rozdon's Shareholder Proposal to Pfizer,

-----Original Message-----
From: ravi rozdon [mailto:ravirozdon@yahoo.com]
Sent: Wednesday, December 31, 2003 1:17 PM
To: mccreeryj@sec.gov
Subject: Ravi Rozdon's Shareholder Proposal to Pfizer, Inc.

Dear Mr. Jack McCreery,
Kindly forward the accompanying letter to Mr. Martin P. Dunn, Dy. Dir., Div. of Corp. Finance, as I do not have his e-mail. Thanks.

Dear Mr. Dunn,
I wrote to you on November 8, 2003. I have not heard from you. I am hoping that I will have the support of SEC in requiring Pfizer to meet its obligation and publish my proposal.

Anticipating a possible rejection of the request this time, V.P. Margaret M. Foran of Pfizer has requested a personal meeting presumably to convince SEC to reverse itself. If this request is entertained then I should request a similar opportunity.

I look forward to hearing soon from you, by mail.

Thank you.

Yours truly,
Ravi Rozdon.

Ravi Rozdon

212-873-3661

121 West 72 Street, Apt. 6D
New York, NY 10023.
November 8, 2003.

Mr. Martin P. Dunn
Deputy Director
Division of Corporate Finance
Securities & Exchange Commission
450 Fifth Street NW
Washington DC 20549-0402

RE: Shareholder Proposal of Mr. Ravi Rozdon
Securities Exchange Act of 1934-Rule 14a-8.

Dear Mr. Dunn,

I have received a copy of the letter dated October 29, 2003 from Pfizer Inc. informing SEC of its decision not to publish my proposal next year and seeking its consent for it.

Pfizer has not been transparent with its stockholders. When asked for information, they first refused and later provided it reluctantly and slowly. It should not be and I want it corrected.

I would like to see the company of which I own stocks to be full and prompt in informing its stockholders and provide information if asked by them and others in a straightforward manner.

The brief they have submitted should not cloud the issue and sway you to accept their contention. If need be, I am willing to modify the wordings of the proposal to suit SEC or Pfizer, though I feel that the proposal is simple and clear and the bulky brief is to befuddle SEC from the main issue.

In 1996, during its prime days I asked MCI to include a stockholder proposal that I had sent. MCI ignored my request. In 1998 I sought SEC's help. SEC did little. Later MCI's mismanagement was discovered. Had SEC helped me then things could have been different.

A copy of my letter dated May 12, 2003 to you is enclosed for ready reference.

Yours truly,

Ravi Rozdon

ecnl: 1

2Pfizer13

Ravi Rozdon

212-873-3661

121 West 72 Street, Apt. 6D
New York, NY 10023.
May 12, 2003.

Mr. Martin P. Dunn, Deputy Director
United States Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street, NW
Washington DC 20549-0402.

Re: Pfizer Inc./ Stockholder Proposal by Ravi Rozdon.

Dear Mr. Dunn

It seems that Pfizer, Inc. used observation of Mr. Alex Shukhman, Attorney-Adviser of the Commission expressed in his memo dated February 5, 2003 as authority for not publishing the proposal I had offered to the stockholders of the company in 2003.

I am dismayed that USSEC allowed Pfizer to do so. Decisions such as this dampens the efforts of conscientious shareholders to improve the functioning and transparency of companies whose shares they own.

I therefore request that SEC review this case, and based on the review, decide to enforce the printing of proposals submitted by individual stockholders in the future and not swayed by flimsy arguments that companies may present which seem convincing on appearance but are weak or faulty in facts.

It is not clear to me what was the determining factor in Mr. Shukhman's recommendation to allow Pfizer not to print my proposal. Was it (1) "some basis" in the IBM citation, or (2) "redress of a personal claim or grievance,", or (3) "designed to result in a benefit to the proponent or further a personal interest", or (4) "which benefit or interest is not shared with other security holders at large", or (5) all of them together.

I will discuss these points.

Point # (1): I do that think that "some" is synonymous with preponderant, sufficient, ample or even enough to support SEC's determination. Therefore, this reason is non sequitur.

Point # (2): The proposal came out of my correspondence with the officers of Pfizer Inc. SEC's attorney-adviser, it seems to me, intermingled the result of an outcome based on correspondence or experience with "personal claim or grievance."

Point # (3): A reading of the proposal will make it clear that it is not going to further my personal interest.

Point # (4): A reading of the proposal should make it clear that it favors all stockholders, and me only as one of the thousands of Pfizer's stockholders and no more. Had SEC decided the other way, i. e. required Pfizer to publish my proposal, and had stockholders approved it, it would have prevented the management of Pfizer, Inc. from directing stockholders' money away from them in the future.

Point # (5): In my view, they do not add up to weigh enough to support SEC view that allowed Pfizer to exclude my proposal.

Hence my request for a review of the SEC determination.

I fear that SEC's decisions like this may encourage companies to undercut stockholders' interests, sometimes in the name of noble causes. For example, in 2002 Pfizer's Board chose to give stockholders' gift money to a charity. It did not inform stockholders of this decision until very near the annual meeting time. It did not tell them how much was given. Taking a sum usually allocated for the purpose of small gifts to stockholders and giving it to a charity while Pfizer allocates separates funds which are larger for charitable purposes makes no sense to me.

Perhaps I did not present the proposal in a format acceptable to Pfizer or SEC. But please be aware that individual stockholders' proposals originate from people like me who are unlikely to be corporate attorneys or own resources that companies have for presentation and experience. Inasmuch as, SEC should be more kindly with individual stockholder's proposals and cautious of sophism of corporate presentations.

Yours truly,

2pfize12

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated October 29, 2003

The proposal directs the board and management "to supply all the information when asked by shareholders whether available to the public or not [and if] they feel that there is good cause for not supplying it to them then they must explain the reason for doing so."

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., communications with the board and management on matters related to Pfizer's ordinary business operations). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Sincerely,

Grace K. Lee
Special Counsel